Exhibit 99.1

FOR IMMEDIATE RELEASE

Another Strategic Win for Silicom: Global
Communications Leader to Use Silicom's FPGA-
Based Smart NICs in Data Centers Throughout the World

Initial POs Received; Orders Expected to Ramp Up to ~$4M

KFAR SAVA, Israel — January 10, 2019 - Silicom Ltd. (NASDAQ: SILC) today announced that a leading global ISP (Internet Service Provider) has selected a Silicom FPGA-based Smart NIC for deployment in its data centers throughout the world. The Silicom dual port 100G Smart NIC demonstrates an ultra-small footprint-to-throughput ratio and uses the Silicom unique Packet Mover technology, a feature which will enable the customer to easily integrate its own FPGA IP into the Silicom FPGA core framework.

To date, the customer has placed initial purchase orders and forecasts that its order rate will ramp up gradually to approximately $4 million per year.

"We are excited to secure this strategic win for our cutting-edge FPGA solutions,” commented Shaike Orbach, Silicom’s President and CEO. “The fact that such an important industry leader has selected our FPGA technology confirms its unique value for Cloud and Service Providers, enabling us to reach out to the entire Cloud and Service Provider market with a highly attractive value proposition.״

Mr. Orbach continued, "The IP core of our Packet Mover FPGA uses several layers, some of which are still at the final development stages. However, with feasibility now proven, we have been successful in igniting the imagination of this and other target customers. We continue to invest significantly in developing our FPGA technology and consider it to be an important long term growth driver. We believe that this win is an important step forward in our FPGA strategy that will open doors to new possibilities, widening the circle of solutions that we can offer our fast-growing target markets."

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com